October 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance

Re: KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated September 30, 2008, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We understand that the staff (the “Staff”) has requested a response to the letter within ten business days or to inform the Staff as to when the Company is able to provide its response.

The Company would like to request additional ten business days to gather and verify necessary facts as well as to review its response with its external auditors and other advisers. The Company proposes to provide its response by no later than October 28, 2008.

We appreciate your consideration in this matter. If you have any questions regarding the foregoing request or require additional information, please do not hesitate to contact the undersigned by telephone at +8231-727-0850, by fax at +8231-727-0949 or by e-mail at msh777@kt.com.

Sincerely,

/s/ Soo-Ho Maeng
Soo-Ho Maeng
Chief Financial Officer

cc:	Terry French

Accountant Branch Chief

Division of Corporation Finance

Claire DeLabar

Staff Accountant

Division of Corporation Finance

JiSin Lee

Partner

Deloitte Anjin LLC

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP